File No. 812-_________

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

_____________________________________

In the Matter of the Application

of

FIDELITY ABERDEEN STREET TRUST, et al.

82 Devonshire Street

Boston, Massachusetts 02109

FIDELITY MANAGEMENT & RESEARCH COMPANY

STRATEGIC ADVISERS, INC.

FIDELITY SERVICE COMPANY, INC.

FIDELITY BROKERAGE SERVICES LLC

NATIONAL FINANCIAL SERVICES LLC

82 Devonshire Street

Boston, Massachusetts 02109

APPLICATION FOR AN ORDER
UNDER SECTIONS 6(c) AND 17(b) OF THE ACT

FOR AN EXEMPTION FROM SECTION 17(a)

OF THE ACT, PERMITTING CERTAIN JOINT
TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d)

OF THE ACT AND RULE 17d-1 THEREUNDER

_____________________________________

November 5, 2010

_____________________________________

Please direct all communications regarding this application to:

Joseph R. Fleming, Esquire Dechert LLP 200 Clarendon Street, 27th Floor Boston, MA 02116	Scott C. Goebel, Esquire General Counsel Fidelity Management & Research Company 82 Devonshire Street, V10E Boston, Massachusetts 02109

Page 1 of 35 pages, including exhibits.

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF

Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust; Fidelity Concord Street Trust; Fidelity Congress Street Fund; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Exchange Fund; Fidelity Financial Trust; Fidelity Fixed-Income Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II;

APPLICATION FOR AN ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 17(a) OF THE ACT, FOR AN ORDER PERMITTING CERTAIN JOINT TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER

Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; Variable Insurance Products Fund V; Fidelity Management & Research Company; Strategic Advisers, Inc.; Fidelity Service Company, Inc.; Fidelity Brokerage Services LLC; and National Financial Services LLC

82 Devonshire Street

Boston, Massachusetts 02109

File No. 812-_______

TABLE OF CONTENTS

I. SUMMARY OF APPLICATION 5

A. Summary of Proposed Transactions 5

B. The Applicants 5

C. Request For Relief 7

II. BACKGROUND 9

A. The Applicants 9

B. Securities Lending 10

III. RELIEF TO PERMIT REGISTERED FUNDS TO LEND, AND AFFILIATED BROKER-DEALERS TO BORROW, PORTFOLIO SECURITIES 14

A. Summary 15

B. Section 17(a) 15

C. Section 17(d) and Rule 17d-1 16

D. Precedent 17

E. Conclusion 17

IV. APPLICANTS' CONDITIONS 17

V. PROCEDURAL MATTERS 19

A. Authorization 19

B. Verifications 19

C. Communication 20

I. SUMMARY OF APPLICATION

A. Summary of Proposed Transactions

Certain Applicants (as defined below) received an exemptive order from the U.S. Securities and Exchange Commission (the "Commission") allowing them to lend securities to Fidelity Brokerage Services LLC ("FBS"). Fidelity Capital Trust, Investment Company Act Release Nos. 16390 (May 5, 1988) (notice) and 16418 (June 1, 1988) (order) (the "Capital Trust Order"). The Applicants (as defined below) seek an amendment to the Capital Trust Order (such requested order, the "Amended Order") that would update the conditions to the Capital Trust Order in line with relief granted by the Commission to others. The Amended Order would permit certain registered investment companies to lend, and any broker-dealer that is affiliated with (or an affiliated person of any of their affiliates) such registered investment companies to borrow, portfolio securities of such registered investment companies.1

B. The Applicants

Each of the following entities is an Applicant (collectively, the "Applicants")2 under this Application for the relief described herein:

(1) Fidelity Aberdeen Street Trust, Fidelity Advisor Series I, Fidelity Advisor Series II, Fidelity Advisor Series IV, Fidelity Advisor Series VII, Fidelity Advisor Series VIII, Fidelity Beacon Street Trust, Fidelity Boylston Street Trust; Fidelity California Municipal Trust, Fidelity California Municipal Trust II, Fidelity Capital Trust, Fidelity Central Investment Portfolios LLC, Fidelity Central Investment Portfolios II LLC, Fidelity Charles Street Trust, Fidelity Colchester Street Trust, Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Congress Street Fund, Fidelity Contrafund, Fidelity Court Street Trust, Fidelity Court Street Trust II, Fidelity Covington Trust, Fidelity Destiny Portfolios, Fidelity Devonshire Trust, Fidelity Exchange Fund, Fidelity Financial Trust, Fidelity Fixed-Income Trust, Fidelity Garrison Street Trust, Fidelity Hanover Street Trust, Fidelity Hastings Street Trust, Fidelity Hereford Street Trust, Fidelity Income Fund, Fidelity Investment Trust, Fidelity Magellan Fund, Fidelity Massachusetts Municipal Trust, Fidelity Money Market Trust, Fidelity Mt. Vernon Street Trust, Fidelity Municipal Trust, Fidelity Municipal Trust II, Fidelity New York Municipal Trust, Fidelity New York Municipal Trust II, Fidelity Newbury Street Trust, Fidelity Oxford Street Trust, Fidelity Phillips Street Trust, Fidelity Puritan Trust, Fidelity Revere Street Trust, Fidelity School Street Trust, Fidelity Securities Fund, Fidelity Select Portfolios, Fidelity Summer Street Trust, Fidelity Trend Fund, Fidelity Union Street Trust, Fidelity Union Street Trust II, Variable Insurance Products Fund, Variable Insurance Products Fund II,

1 On February 27, 2008, the Applicants (as defined above) filed an exemptive application with the Commission to amend the Capital Trust Order that would update the conditions to the Capital Trust Order in line with relief granted by the Commission to others (the "2008 Application"). See Fidelity Aberdeen Street Trust et al., File No. 812-13502. The Applicants hereby withdraw the 2008 Application in light of this application seeking the Amended Order.

2 All entities that currently intend to rely on the Order requested under this Application are named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions set forth in this Application.

Variable Insurance Products Fund III, Variable Insurance Products IV and Variable Insurance Products Fund V (collectively, the "Trusts");3

(2) Fidelity Management & Research Company ("FMR");

(3) Strategic Advisers, Inc. ("SAI");

(4) Fidelity Service Company, Inc. ("FSC");

(5) Fidelity Brokerage Services LLC ("FBS"); and

(6) National Financial Services LLC ("NFS").

The Applicants hereby submit this Application on behalf of the following entities:

(a) the Trusts, any series of the Trusts and each other existing or future investment company or series thereof registered under the Investment Company Act of 1940, as amended (the "1940 Act"), for which an Adviser (as defined below in section I.B(b)) serves as investment adviser (collectively, the "Registered Funds");

(b) each person acting in its capacity as an adviser or subadviser for any of the Registered Funds, including FMR, SAI and any person now or in the future controlling, controlled by, or under common control with FMR (any of the foregoing, in such capacities, an "Adviser");

(c) each person that provides some or all of the securities lending administrative services described in this Application to the Lending Funds (as defined below), including FSC and any person now or in the future controlling, controlled by, or under common control with FMR, in connection with one or more securities lending programs described in this Application (in such capacities, collectively, the "Administrators");

3 Each of the Trusts currently is organized as (i) a business trust under the laws of the Commonwealth of Massachusetts or the State of Delaware or (ii) a limited liability company organized under the laws of the Commonwealth of Massachusetts or the State of Delaware.

(d) each existing or future entity or entities acting as securities lending agent or sub-agent for the Registered Funds (in such capacities, collectively, the "Agents");4 and

4 Currently, Goldman Sachs Bank USA (formerly known as The Goldman Sachs Trust Company) doing business as Goldman Sachs Agency Lending ("GSAL") serves as lending sub-agent to certain of the Lending Funds with the custodians of those Lending Funds serving as lending agent. In addition, GSAL serves as lending agent in a variety of non-Fidelity securities lending programs. To the extent an Amended Order is granted under this application, the Affiliated Broker-Dealers (as defined herein) would be able to borrow securities from the Lending Funds through the GSAL Agency Program as well as directly from the Lending Funds themselves through the Direct Lending Program (as defined herein).

(e) FBS, NFS and each other existing or future broker-dealer controlling, controlled by or under common control with FMR, in its capacity as a borrower of portfolio securities from any Lending Fund (as defined below) (collectively, the "Affiliated Broker-Dealers").

The Applicants refer to the Registered Funds in their capacity as lenders in the securities lending transactions described herein, as the "Lending Funds."

C. Request For Relief

The Applicants seek an Amended Order from the Commission pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting each Affiliated Broker-Dealer and each Registered Fund from Section 17(a)(3) of the 1940 Act and approving certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit the Registered Funds to lend portfolio securities to any Affiliated Broker-Dealer that participates as a borrower of portfolio securities in securities lending arrangements directly with borrowers of securities (the "Direct Lending Program") or in a securities lending program administered by an Agent (each, an "Agency Program" and, together with the Direct Lending Program, the "Lending Programs"), and each such Affiliated Broker-Dealer to borrow portfolio securities from the Registered Funds.

The Capital Trust Order grants relief to certain Applicants5 to allow them to lend securities to FBS. The Capital Trust Order was one of the earlier orders granted by the Commission permitting a registered investment company to lend securities to or through an affiliate. As a result, the Capital Trust Order contains conditions that have turned out to be cumbersome to administer in light of changes in the securities lending market over the past 22 years. In particular, the Capital Trust Order requires that the spreads earned by a Lending Fund be at least equal to rates specified in the Capital Trust Order itself. More recent exemptive order precedents permit these rates to be fixed by the Lending

5 The Applicants under the Capital Trust Order are Fidelity Capital Trust, Fidelity Congress Street Fund, Fidelity Contrafund, Fidelity Destiny Portfolios, Fidelity Devonshire Trust, Fidelity Exchange Fund, Fidelity Fund, Fidelity Financial Trust, Fidelity Fixed-Income Trust, Fidelity Growth Company Fund, Fidelity High Income Fund, Fidelity Income Fund, Fidelity Intermediate Bond Fund, Fidelity Puritan Trust, Fidelity Select Portfolios, Fidelity Special Situations Fund, Fidelity Trend Fund, Income Portfolios and Fidelity Brokerage Services LLC (formerly known as Fidelity Brokerage Services, Inc.).

Fund's Board of Trustees from time to time.6 If granted, the requested relief would supersede the relief that the Commission granted in the Capital Trust Order.

FMR and certain of the Registered Funds (namely, those funds that are series of Fidelity Concord Street Trust, Fidelity Commonwealth Trust and Variable Insurance Products Fund II) also were granted relief by the Commission under Fidelity Concord Street Trust, et al., Investment Company Act Release Nos. 25740 (September 23, 2002) (notice) and 25770 (October 16, 2002) (order) (the "Concord Street Order"). The Concord Street Order granted relief, subject to the conditions set forth therein, to the Applicants therefor to permit them to participate in a securities lending program administered by a third-party Agent,7 and specifically to permit: (i) certain Lending Funds to use cash collateral to purchase shares of beneficial interest in one or more investment companies established for the investment of cash collateral and advised by the Agent (as defined in the Concord Street Order) serving as the securities lending agent for that Lending Fund or an entity controlling, controlled by, or under common control with such Agent;8 (ii) such investment funds to sell their shares to, and to purchase (or redeem) such shares from, such Lending Funds; (iii) such Adviser (as defined in the Concord Street Order) to effect such purchases and sales; (iv) any entity acting as such Agent to receive fees based on a share of the revenue generated from such a Lending Fund's securities lending activities; and (v) FMR and applicants to hire subadvisers and materially amend subadvisory agreements without shareholder approval. If the Commission grants the Amended Order, the relief granted in the Amended Order will be in addition to the Concord Street Order.

6 See Dresdner Bank AG, et al, Investment Company Act Release Nos. 26096 (July 9, 2003) (order) and 26073 (June 11, 2003) (notice); Neuberger Berman Equity Funds, et al, Investment Company Act Release Nos. 25916 (January 28, 2003) (order) and 25880 (January 2, 2003) (notice); Maxim Series Fund, Inc., et al, Investment Company Act Release Nos. 25878 (December 27, 2002) (order) and 25840 (December 2, 2002) (notice); Goldman Sachs & Co., et al, Investment Company Act Release Nos. 25466 (March 19, 2002) (order) and 25424 (February 20, 2002) (notice); The Bear Stearns Funds, et al, Investment Company Act Release Nos. 25527 (April 16, 2002) (order) and 25467 (March 20, 2002) (notice).

7 The Concord Street Order provided relief for certain applicants (FMR, Fidelity Concord Street Trust, Fidelity Commonwealth Trust and Variable Insurance Products Fund II) that was in addition to relief previously granted permitting those applicants to participate in a securities lending program managed by Deutsche Bank Trust Company Americas pursuant to an existing order. See Bankers Trust Company, Investment Company Act Release Nos. 24341 (Mar. 17, 2000) (notice) and 24391 (Apr. 12, 2000) (order) (the "Bankers Trust Order").

8 The investment funds covered by the Concord Street Order include open-end investment companies that are registered under the 1940 Act whose shares are registered under the Securities Act of 1933 ("1933 Act"), as well as open-end investment companies that are registered under the Act but whose shares are not registered under the 1933 Act in reliance upon an applicable exemption (e.g., Section 4(2) of the 1933 Act). Also included in the Concord Street Order are investment companies that are exempt from registration under the Act in reliance upon Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

II. BACKGROUND

A. The Applicants

(1) The Registered Funds. Each of the Registered Funds is registered with the Commission under the 1940 Act as an open-end management investment company.

(2) Fidelity Management & Research Company and Certain Affiliates. Either FMR or SAI serves as the investment manager or subadviser (i.e., the current Adviser) to each Registered Fund. Each of FMR and SAI is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). FMR also provides the Registered Funds with various administrative services.

FSC provides various administrative services to the Registered Funds, including in connection with portfolio securities loans by the Lending Funds. In addition, FSC provides oversight, monitoring and accounting services to the Lending Funds.

FMR LLC is the parent holding company of FMR and several other subsidiaries. FMR, SAI and FSC are, directly or indirectly, wholly-owned subsidiaries of FMR LLC and, therefore, controlled by FMR LLC. At present, the primary business activities of FMR LLC and its subsidiaries are the provision of investment advisory, management and shareholder services, investment information and assistance and certain fiduciary services for individual and institutional investors; the provision of securities brokerage services; the management and development of real estate; and the investment in and operation of a number of emerging businesses.

(3) Affiliated Persons. The requested relief described under section I.C above is required in part because of actual or potential affiliation (at the so-called first tier and second tier levels) arising among the Applicants, the Agents, the Administrators and the Affiliated Broker Dealers.

Section 2(a)(3) of the 1940 Act defines an "affiliated person" of another person to include (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person, (B) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by such other person, (C) any person directly or indirectly controlling, controlled by or under common control with another person, (D) any officer, director, partner, copartner, or employee of such other person, and (E) in the case of an investment company, any investment adviser to such investment company.

An Adviser (which is, by definition, an investment adviser to a Registered Fund), is an affiliated person of a Registered Fund pursuant to Section 2(a)(3)(E) of the 1940 Act. Pursuant to Section 2(a)(9) of the 1940 Act, any person that owns beneficially, either directly or through one or more controlled companies more than 25% of the voting securities of another person shall be presumed to control such other person. Thus, FMR LLC may be deemed to be an affiliated person of FMR, as an Adviser, and, therefore, an affiliated person of an affiliated person of the Registered Funds. Because the Affiliated Broker Dealers are wholly owned subsidiaries of FMR LLC, they, too, may be deemed to be affiliated persons of an affiliated person (e.g., the Adviser) of the Registered Funds.9

B. Securities Lending

(1) General. In a typical securities lending transaction, the lender lends certain portfolio securities to one or more entities such as a bank or broker-dealer (each a "Borrower"). In return, the lender receives a fee for making the loan and receives collateral of the Borrower to secure its interests in the loaned securities. The Borrower typically uses the loaned securities to cover a position in connection with trading strategies, short sales or failed trades. Unlike purchasing and selling portfolio securities, where the investment adviser on behalf of a portfolio selects the executing broker, when lending portfolio securities, a Lending Fund or its lending agent must be invited by a Borrower to make a loan. Fee income and other revenues from securities lending usually enhances a lender's returns to its shareholders.

At any time, a Lending Fund may participate in the Direct Lending Program, an Agency Program, or in both. In the Direct Lending Program, the lender directly arranges loans with Borrowers that the Lending Fund's Adviser has previously approved. In an Agency Program, the lender engages a securities lending agent to arrange for loans of the lender's portfolio securities to Borrowers that the Lending Fund's Adviser has previously approved. In an Agency Program, the agent often is the lender's custodian bank or an affiliate or contractor of the lender's custodian. If a Lending Fund's custodian acts as a lending agent (including where there is a lending sub-agent), the custodian will serve as Agent for such Lending Fund.10

The Applicants refer to the spread due to the lender before deduction of the borrower's rebate and fees due to the securities lending agent, but including any fees the lender receives under a premium loan or where the loan is collateralized by non-cash collateral, as the "Securities Lending Revenue". The securities lending agent typically receives a negotiated share of the Securities Lending Revenue, in compensation for its services. These and other terms of such securities lending arrangements are set forth in written agreements either (i) in the case of a direct lending arrangement, between the lender and a Borrower (e.g., terms of the loan) and between the lender and administrator (e.g., terms of loan administration services) or (ii) in the case of an agency lending arrangement, between the lender and the securities lending agent (e.g., terms of loan agency and administration services) and between the securities lending agent and the Borrower (e.g., terms of the loan).

9 Section 2(a)(9) of the 1940 Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Any presumption of control may be rebutted by evidence, but except as provided in the 1940 Act, shall continue until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person.

10 As stated above, for those Lending Funds participating in the Agency Program, the custodians of those funds serves as agent, with GSAL serving as the sub-agent.

(2) Authorization. The Board of Trustees of each Registered Fund has authorized each Registered Fund to engage in securities lending activities and no Registered Fund will participate in securities lending activities absent authorization by its Board of Trustees. The Board of Trustees for each Registered Fund has also adopted securities lending procedures that set parameters for the determination of which securities may be loaned and to whom loans of securities may be made.11 More than 75% of each Registered Fund's Board of Trustees or directors is composed of persons who are not "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act (each, a "Disinterested Trustee").

Subject to the parameters set forth in procedures approved by the Board of Trustees of each Registered Fund, the Lending Fund's Adviser will approve potential eligible Borrowers for participation in the Direct Lending Program and the Agency Lending Program. In addition, the Lending Fund's Adviser is responsible for determining what portion, if any, of assets of the Lending Funds will be allocated to securities lending activities, subject to each Lending Fund's fundamental or operating policies with respect thereto.12

The Lending Fund's Adviser is responsible for investment of all cash ("Cash Collateral") received in respect of the securities loans (and may elect to invest such Cash Collateral in collateral investment funds), and retains full discretion and power to prevent any loan from being made and to terminate any loan. The Lending Fund's Adviser or its Administrator will price such securities, monitor dividends and other distributions and take other actions as may be necessary in response to extraordinary events requiring shareholder action.

11 The percentage of a Registered Fund's assets that may be subject to loans at any given time are and will continue to be limited by the applicable interpretive positions of the Commission's staff as those positions may be modified, updated or superseded.

12 To the extent a Registered Fund intends to lend portfolio securities under the Agency Lending Program, the Administrator typically uses an automated portfolio analysis tool to determine which securities (and the amount of such securities) that would be available for loan given the Board approved parameters and current Commission guidelines.

(3) Collateral. Securities loans are collateralized, generally, by Cash Collateral, U.S. government securities or letters of credit issued by certain eligible banks. At the commencement of a lending transaction, the Borrower posts collateral at a predetermined margin of at least 100% of the aggregate market value of the loaned securities, plus any accrued but unpaid interest or similar distributions thereon. The value of the collateral required at the initiation of each loan ranges from between 100% and 105% of the value of the securities loaned (depending on the types of collateral posted and securities loaned). The Borrower must maintain collateral at the designated margin level during the term of an outstanding loan. To the extent that the value of the collateral is less than the requisite percentage of the value of the loaned securities on any business day, the Borrower must deliver additional collateral to the lender on the following business day. Custody of all collateral is maintained by the lender's Board-approved custodian.

When the collateral is Cash Collateral, the lender may invest the Cash Collateral during the loan period and, after paying the Borrower an agreed-upon interest rate (commonly known as a "borrower's rebate"), retain the remainder thereof. In the case of a so-called premium loan, the lender receives the income earned on the investment of Cash Collateral in addition to a lending fee paid by the Borrower. If the collateral is a U.S. Government security or a letter of credit (i.e., not Cash Collateral), the Borrower pays a lending fee. The Applicants anticipate that under the Lending Programs most loans will be secured with Cash Collateral.

(4) Retention of Economic Rights of Ownership; Role of the Adviser. While a loan is outstanding, the Lending Fund retains the economic rights of the owner of the loaned securities. For example, in a typical loan, the Borrower agrees to pay or deliver to the Lending Fund the amount of all dividends and distributions payable with respect to the loaned securities during the term of the loan. Moreover, the Lending Fund has the power to terminate a loan at any time and to recall loaned securities to permit the lender (or its investment adviser or subadvisers) to exercise voting rights to the extent necessary to protect the Lending Fund's interests. During the term of a securities loan, the assets of the Registered Funds will at all times be fully invested in its own portfolio of securities, a portion of which will also be loaned to one or more Borrowers, but for which the Registered Funds retain all economic benefits. In furtherance of such rights, the Borrowing Agreement (as defined below) typically provides that within five business days (or such other time period as is the customary settlement period for the loaned securities) of the Lending Fund's giving notice of the termination of any loan the Borrower must transfer the loaned securities (or identical securities) to the Agent, as agent for the Lending Fund, or to the Lending Fund's custodian. The Borrower also must pay (to the extent not previously paid) to the Agent or the Lending Fund's custodian all dividends and distributions payable to the Lending Fund on or with respect to the loaned securities as if such securities had not been loaned. The Registered Funds, through Advisers, will continue to be responsible for managing those assets that have been loaned to the Borrower. For example, the Adviser will be responsible for the on-going determination of whether to retain an interest in the loaned securities as well as the advisability of lending such securities.

(5) The Agency Programs. Under each Agency Program, the Agent sponsoring such Agency Program (whether the agent or a sub-agent) enters into a written securities lending agreement (each, an "Agent Lending Agreement") with each Lending Fund. The Agent Lending Agreement will authorize the Agent to enter into a written borrowing agreement (any written borrowing agreement, a "Borrowing Agreement") with each Borrower on behalf of each Lending Fund. The Agent will maintain a list of Borrowers that it believes to be creditworthy and that are eligible to participate in the Agency Program, which list may be modified from time to time by the Agent. The Adviser will have the ability to approve select Borrowers from the pre-approved list (and also have the ability to add Borrowers to the list, subject to the Agent's approval). Each Lending Fund also provides the Agent with guidelines with respect to the maximum dollar amount or percentage of its assets that may be subject to loans.13 Subject to the foregoing, the Agent will make securities of all the Lending Funds available to Borrowers based on a queuing system that, subject to specific restrictions (such as the use of only the specified borrowers for particular Registered Funds) ranks available securities based on the length of time in the queue and other factors designed to ensure the fair and equitable treatment of all Lending Funds. The system is designed to ensure that loans are allocated among all the Lending Funds participating in the Agency Lending Program on a fair and equitable basis.

13 See the discussion at section II.B(2) above.

The Agent Lending Agreement and the Borrowing Agreement establish, with respect to each transaction, the initial and on-going collateralization requirements, the types of collateral that may be accepted and the manner in which any borrower's rebate, premium or fee is determined. The Agent Lending Agreement also authorizes the Agent, as agent or sub-agent for the Lending Fund, to negotiate the Borrower's rebate, premium or fee for each transaction (including to commit the Lending Fund to pay any Borrower's rebate). The Lending Fund remains responsible for making payment in full to the Borrower of the borrower's rebate and for returning to the Borrower all collateral (i.e., the principal amount thereof in the case of Cash Collateral). Each Agent primarily is responsible for the administration of loans, including carrying out security loan transactions between approved Borrowers and the Lending Funds, maintaining the books and records of securities loans made by the Registered Funds, marking-to-market outstanding loans daily and monitoring the value of collateral received to maintain requisite collateral coverage. In return for providing such services, the Agent generally receives an annual fee from each Lending Fund. To the extent the Agent is a sub-agent (as is the case with GSAL), the agent (i.e., the Lending Fund's custodian) and the sub-agent split the fee to cover all applicable transaction costs.

Because of the volume of loans made under the Agency Programs, an Administrator provides oversight, monitoring and accounting for each Agency Program pursuant to a written agreement. For instance, an Administrator makes certain that loans have been executed with approved Borrowers, collateral value is sufficient, collateral has been delivered in the proper form, and loans have been made only in approved countries. An Administrator also ensures that the lending opportunities presented to the Lending Funds by participation in an Agency Program have been allocated among the Lending Funds and other participants in accordance with approved lending procedures. An Administrator monitors the various internal and regulatory restrictions imposed on each Registered Fund's lending activities. Those restrictions include (i) lending limits established by law or regulation as well as those limits imposed by the Registered Fund's prospectus or internal guidelines and (ii) restrictions imposed by the Registered Fund to limit exposure to specific foreign markets, security types and corporate action activity. Because an Administrator provides significant oversight of the Agency Programs, the services performed by the Administrator are not duplicative of the services performed by the Agents. In return for providing those services, an Administrator generally receives from each Lending Fund transaction fees, which are approved annually by the Lending Funds' Board of Trustees.

(6) Direct Lending Program. In the Direct Lending Program, a Lending Fund enters into a Borrowing Agreement14 directly with each Borrower. Each Borrowing Agreement serves as a master lending agreement between the Lending Fund and the Borrower and, among other provisions, establishes initial and on-going collateralization requirements, the types of collateral that may be accepted and the manner in which any borrower's rebate paid by a Lending Fund will be determined. Upon initiation or electronic communication of a particular loan transaction, the parties typically establish in a notice that the Lending Fund delivers to the Borrower pursuant to the Borrowing Agreement (which notice confirms that transaction's particular terms, all of which are within the master terms set out in the Borrowing Agreement), confirming terms that were previously agreed to telephonically or electronically, or that were requested in the Borrower's borrowing request, including the terms of the borrower's rebate, the loan and the terms for returning the collateral to the Borrower. The Lending Fund has no obligation to lend any securities until delivery of the applicable confirmatory notice, which is typically provided electronically or by telecopier on the same business day as the Borrower's borrowing request.

In the Direct Lending Program, an Administrator provides all of the loan servicing functions pursuant to a written agreement. The Administrator also monitors the following restrictions: (i) lending limits established by law or regulation as well as those limits imposed by the Registered Fund's prospectus or internal guidelines and (ii) restrictions imposed by the Registered Fund to limit exposure to specific markets, security types and corporate action activity. In return for providing those services, an Administrator generally receives from each Lending Fund transaction fees, which are approved annually by the Lending Funds' Board of Trustees. In addition, each Lending Fund pays directly all applicable transaction costs related to its lending activities.

14 As in Agency Programs, all Borrowing Agreements in the Direct Lending Program are written agreements.

III. RELIEF TO PERMIT REGISTERED FUNDS TO LEND, AND AFFILIATED BROKER-DEALERS TO BORROW, PORTFOLIO SECURITIES

A. Summary

The Applicants request that the Affiliated Broker-Dealers be permitted to borrow securities from time to time from each Registered Fund primarily to facilitate the trade settlement and short sale coverage needs of the Affiliated Broker-Dealer's brokerage business. In turn, each Registered Fund will have the ability to lend its portfolio securities to the Affiliated Broker-Dealers. By permitting the Lending Funds to lend portfolio securities to Affiliated Broker-Dealers subject to conditions similar to those required under similar relief granted by the Commission to others, the Amended Order would allow for a greater number of potential Borrowers, which could potentially reduce counterparty risk and could lead to additional price discovery for the Lending Funds in a typically opaque market.

B. Section 17(a)

Section 17(a)(3) of the 1940 Act, with certain exceptions not here relevant, makes it unlawful for any affiliated person or principal underwriter of a registered investment company or any affiliated person of such a person or principal underwriter, acting as principal, to borrow money or other property from that registered investment company. Under Section 2(a)(3) of the 1940 Act, the Advisers, as investment advisers to the Registered Funds, are "affiliated persons" of the Registered Funds. In addition, the current principal underwriter to the Registered Funds is controlled by FMR LLC and under common control with the Advisers. By reason of the advisory relationships between the Advisers and each Registered Fund, FMR LLC may be deemed to "control" each Registered Fund.15 In addition, the Affiliated Broker-Dealers are controlled by FMR LLC and may therefore be deemed to be under common control with, and thus affiliated persons of, the Registered Funds. Accordingly, under Section 17(a)(3), the Affiliated Broker-Dealers would not be permitted to borrow property from the Registered Funds.

15 See the discussion regarding "control" in section IIA.4 above.

To the extent relief is necessary for the Affiliated Broker-Dealers, relief from the potential application of Section 17(a)(3) of the 1940 Act is sought in this application to permit the Affiliated Broker-Dealers to borrow portfolio securities from each Lending Fund. As noted previously in this Application, Section 17(b) of the 1940 Act provides that, notwithstanding Section 17(a) of the 1940 Act, any person may file with the Commission an application for an order exempting a proposed transaction, and the Commission shall grant the requested relief if evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

In order to ensure that the terms of the proposed exemption, including the consideration to be paid by the Affiliated Broker-Dealers for borrowing securities, are reasonable and fair, and do not involve overreaching, the Applicants agree that each loan to an Affiliated Broker-Dealer by a Lending Fund will be made with a spread that is no lower than that applied to "comparable" loans made to unaffiliated broker-dealers. For this purpose, the characteristics of a "comparable" loan will be determined in accordance with procedures that are approved and may be modified from time to time by each Lending Fund's Board of Trustees, including a majority of the Disinterested Trustees, and will take into account, among other things, the size of the loan, the security type and when the loan was originated, as well as any market events that may affect liquidity. The Applicants further agree that the Registered Funds will only make loans with spreads that are no lower than those set forth in a schedule of spreads as approved and modified from time to time by the Board of Trustees of such Lending Fund, including a majority of the Disinterested Trustees, of each Registered Fund, and that all securities loans to Affiliated Broker-Dealers will be reviewed periodically by an officer of the Registered Funds or a delegate of such officer.16

16 The Applicants note that currently GSAL, as Agent, monitors the rates payable on all outstanding Agency Program loans and will highlight comparable loans with differing rates for potential rerating. Similar monitoring is performed by the Adviser and/or the Administrator for all Direct Program loans. Any loans to Affiliated Broker-Dealers would be subject to the same oversight.

The Boards of Trustees of the Registered Funds, including a majority of the Disinterested Trustees, also will review quarterly reports on affiliated lending transactions. The Applicants represent that the requested exemption is consistent with the policies of each Registered Fund that is currently participating in securities lending (and with respect to those Registered Funds not yet participating in securities lending, will be consistent), as recited in its registration statement and reports filed under the 1940 Act. Finally, the Applicants believe that the proposed exemption is consistent with the general purposes of the 1940 Act, and that a failure to grant the requested exemption will limit the number of companies to whom the Registered Funds can lend securities and will exclude the Affiliated Broker-Dealers (which includes broker-dealer subsidiaries of FMR LLC as a significant borrower of securities), from the group of Borrowers to which the Registered Funds may lend securities.

As noted previously in this Application, Section 6(c) of the 1940 Act provides that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that this standard is met for the proposed exemption for all of the reasons cited above. In order to satisfy any further concerns the Commission may have regarding the proposed exemption, the Applicants propose that the Registered Funds, on an aggregate basis, will make at least 50% of their portfolio securities loans to unaffiliated Borrowers.

C. Section 17(d) and Rule 17d-1

As noted previously in this application, Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, with certain exceptions not here relevant, make it unlawful for any affiliated person of or principal underwriter for a registered investment company, or any affiliated person of the person or principal underwriter, acting as principal to participate in or effect any transaction in connection with any joint enterprise or other joint arrangement or profit-sharing plan in which the registered investment company is a participant, unless an application regarding the joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order of the Commission. Rule 17d-1 further provides that, in passing upon this type of Application, the Commission will consider whether the participation of the registered investment company in the joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which the participation is on a basis different from or less advantageous than that of the other participants.

The Applicants represent that the Affiliated Broker-Dealers will borrow securities from the Registered Funds on an arm's length basis. To the extent that the proposed lending transactions described herein may be deemed to involve a "joint enterprise or joint arrangement or profit-sharing plan" within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants respectfully request that the Commission issue an order, pursuant to Rule 17d-1, permitting the transactions in the manner and subject to the conditions described herein.

D. Precedent

The Commission has granted relief from Sections 17(a)(3) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit a broker-dealer to borrow securities from an affiliated registered investment company.17 As discussed above, certain of the Applicants received this relief in the Capital Trust Order. The Amended Order requested by the Applicants would update the Capital Trust Order to bring the conditions of the Capital Trust Order in line with the conditions imposed by the Commission in more recent precedents granted to others.

E. Conclusion

For the reasons stated above, the Applicants believe that it is appropriate for the Commission to grant an order exempting Applicants from the provisions of Section 17(a)(3) of the 1940 Act and an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, as requested in this section III.

IV. APPLICANTS' CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1) A Registered Fund will not make any loan to an Affiliated Broker-Dealer unless the income attributable to such loan fully covers the transaction costs incurred in making the loan.

17 See Note 6 above.

(2) The Registered Funds will maintain and preserve permanently in an easily accessible place a written copy of the procedures (and any modifications thereto) which are followed in lending securities, and shall maintain and preserve for a period of not less than six years from the end of the fiscal year in which any loan occurs, the first two years in an easily accessible place, a written record of each loan setting forth the number of shares loaned, the face amount of the securities lent, the fee received (or the rebate rate remitted), the identity of the Borrower, the terms of the loan, and any other information or materials upon which the finding was made that each loan made to an Affiliated Broker-Dealer was fair and reasonable, and that the procedures followed in making such loan were in accordance with the other undertakings set forth in the application.

(3) The Registered Funds, on an aggregate basis, will make at least 50% of their portfolio securities loans to unaffiliated Borrowers.

(4) (a) All loans will be made with spreads no lower than those set forth in a schedule of spreads that will be approved and may be modified from time to time by each Board of Trustees and by a majority of the Disinterested Trustees, of the Registered Fund (the "Schedule of Spreads").

(b) The Schedule of Spreads will set forth rates of compensation to the Registered Funds that are reasonable and fair and that are determined in light of those considerations set forth in the application.

(c) The Schedule of Spreads will be uniformly applied to all Borrowers of the Registered Funds' portfolio securities, and will specify the lowest allowable spread with respect to a loan of securities to any Borrower.

(d) If a security is lent by a Registered Fund to an unaffiliated Borrower with a spread higher than the minimum set forth in the Schedule of Spreads, all comparable loans, as determined in accordance with procedures that are approved and may be modified from time to time by each Board of Trustees and by a majority of the Disinterested Trustees of the Registered Fund, to Affiliated Broker-Dealers will be made at no less than the higher spread.

(e) The securities lending program for each Registered Fund will be monitored on a daily basis by an officer of each Registered Fund who is subject to Section 36(a) of the 1940 Act (or such officer's delegee). This officer (or such officer's delegee) will review the terms of each loan to Affiliated Broker-Dealers for comparability with loans to unaffiliated Borrowers and conformity with the Schedule of Spreads, and will periodically, and at least quarterly, report his or her findings to the Registered Fund's Board, including a majority of the Disinterested Trustees.

(5) The Boards of Trustees of the Registered Funds, including a majority of the Independent Trustees, (a) will determine no less frequently than quarterly that all transactions between a Registered Fund and an Affiliated Broker-Dealer effected during the preceding quarter were effected in compliance with the requirements of the procedures adopted by the Boards and the conditions of any order that may be granted and that such transactions were conducted on terms that were reasonable and fair; and (b) will review no less frequently than annually such requirements and conditions for their continuing appropriateness.

(6) The total value of securities loaned to any one broker-dealer on the approved list will be in accordance with a schedule to be approved by the Board of Trustees of each Registered Fund. A Registered Fund may not loan portfolio securities to an Affiliated Broker-Dealer if, at the time such loan is made, more than 10% of its net assets would be loaned to Affiliated Broker-Dealers.

V. PROCEDURAL MATTERS

A. Authorization

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that its respective undersigned is authorized to file this Application and any amendments thereto pursuant to:

(1) In the case of each Trust, the general authority vested in the Secretary by the Declaration of Trust, Limited Liability Company Agreement, Trust Instrument or By-laws of such Trust and by resolution of its Board of Trustees, which remain in effect on the date hereof, and a copy of which is attached as Exhibit A;

(2) In the case of FMR, its Articles of Incorporation and By-laws, which vest the responsibility for the management of its affairs and business in its officers or directors;

(3) In the case of SAI, its corporate charter and by-laws, which vest responsibility for the management of its affairs and business in its officers and directors;

(4) In the case of FSC, its corporate charter and by-laws, which vest responsibility for the management of its affairs and business in its officers and directors;

(5) In the case of FBS, its certificate of formation and limited liability company agreement, which vest responsibility for the management of its affairs and business in its managers and officers; and

(6) In the case of NFS, its certificate of formation and limited liability company agreement, which vest responsibility for the management of its affairs and business in its managers and officers; and

B. Verifications

The verifications required by Rule 0-2(d) are attached as Exhibit B.

C. Communication

Pursuant to Rule 0-2(f), each Applicant hereby states that its address is: 82 Devonshire Street, Boston, Massachusetts 02109. Any question or comment regarding this Application should be directed to:

Scott C. Goebel, Esquire
General Counsel
Fidelity Management and Research Company
82 Devonshire Street, V10E
Boston, Massachusetts 02109
Joseph R. Fleming, Esquire
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116

[Rest of page intentionally left blank.]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below.

FIDELITY ABERDEEN STREET TRUST

FIDELITY ADVISOR SERIES I

FIDELITY ADVISOR SERIES II

FIDELITY ADVISOR SERIES IV

FIDELITY ADVISOR SERIES VII

FIDELITY ADVISOR SERIES VIII

FIDELITY BEACON STREET TRUST

FIDELITY BOYLSTON STREET TRUST FIDELITY CALIFORNIA MUNICIPAL TRUST

FIDELITY CALIFORNIA MUNICIPAL TRUST II

FIDELITY CAPITAL TRUST

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC

FIDELITY CHARLES STREET TRUST

FIDELITY COLCHESTER STREET TRUST

FIDELITY COMMONWEALTH TRUST

FIDELITY CONCORD STREET TRUST

FIDELITY CONGRESS STREET FUND

FIDELITY CONTRAFUND

FIDELITY COURT STREET TRUST

FIDELITY COURT STREET TRUST II

FIDELITY COVINGTON TRUST

FIDELITY DESTINY PORTFOLIOS

FIDELITY DEVONSHIRE TRUST

FIDELITY EXCHANGE FUND

FIDELITY FINANCIAL TRUST

FIDELITY FIXED-INCOME TRUST

FIDELITY GARRISON STREET TRUST

FIDELITY HANOVER STREET TRUST

FIDELITY HASTINGS STREET TRUST

FIDELITY HEREFORD STREET TRUST

FIDELITY INCOME FUND

FIDELITY INVESTMENT TRUST

FIDELITY MAGELLAN FUND

FIDELITY MASSACHUSETTS MUNICIPAL TRUST

FIDELITY MONEY MARKET TRUST

FIDELITY MT. VERNON STREET TRUST

FIDELITY MUNICIPAL TRUST

FIDELITY MUNICIPAL TRUST II

FIDELITY NEW YORK MUNICIPAL TRUST

FIDELITY NEW YORK MUNICIPAL TRUST II

FIDELITY NEWBURY STREET TRUST

FIDELITY OXFORD STREET TRUST

FIDELITY PHILLIPS STREET TRUST

FIDELITY PURITAN TRUST

FIDELITY REVERE STREET TRUST

FIDELITY SCHOOL STREET TRUST

FIDELITY SECURITIES FUND

FIDELITY SELECT PORTFOLIOS

FIDELITY SUMMER STREET TRUST

FIDELITY TREND FUND

FIDELITY UNION STREET TRUST

FIDELITY UNION STREET TRUST II

VARIABLE INSURANCE PRODUCTS FUND

VARIABLE INSURANCE PRODUCTS FUND II

VARIABLE INSURANCE PRODUCTS FUND III

VARIABLE INSURANCE PRODUCTS FUND IV

VARIABLE INSURANCE PRODUCTS FUND V

Date:	November 5, 2010	By:	/s/ Scott C. Goebel
Scott C. Goebel Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY
Date:	November 5, 2010	By:	/s/ Scott C. Goebel
Scott C. Goebel Senior Vice President and General Counsel

STRATEGIC ADVISERS, INC.
Date:	November 5, 2010	By:	/s/ Boyce I. Greer
Boyce I. Greer
President

FIDELITY SERVICE COMPANY, INC.
Date:	November 5, 2010	By:	/s/ Timothy Lohe
Timothy Lohe
Senior Vice President

FIDELITY BROKERAGE SERVICES LLC
Date:	November 5, 2010	By:	/s/ David A. Forman
David A. Forman
Secretary

NATIONAL FINANCIAL SERVICES LLC
Date:	November 5, 2010	By:	Mark Haggerty
Mark Haggerty
President, Fidelity Capital Market Services

EXHIBIT INDEX

A. Authorization required pursuant to Rule 0-2(c)(1).

B. Verifications required pursuant to Rule 0-2(d).

1. Fidelity Aberdeen Street Trust, et al.

2. Fidelity Management & Research Company

3. Strategic Advisers, Inc.

4. Fidelity Service Company, Inc.

5. Fidelity Brokerage Services LLC

6. National Financial Services LLC

EXHIBIT A

Authorization

I, Scott C. Goebel, do hereby certify that I am the duly elected and qualified Secretary of each of the Fidelity Funds that have executed the attached Application for an Order of the U.S. Securities and Exchange Commission pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Section 17(a) of the 1940 Act and for an order permitting certain joint transactions in accordance with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, and that the following is a true and correct copy of the resolution that was duly adopted at a meeting of the Board of Trustees of each Fidelity Fund duly convened and held on either September 17, 2010 or September 24, 2010, as the case may be, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

Upon motion duly made and seconded, it was unanimously

VOTED: That any officer of the Fund, or Scott Goebel as Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to permit the Fund to lend securities to broker-dealers affiliated with (or affiliated with affiliates of) the Fund, substantially as detailed in the September 7, 2010 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

IN WITNESS WHEREOF, I have set my hand this 5th day of November, 2010.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Scott C. Goebel
Scott C. Goebel
Secretary

EXHIBIT B-1

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of Fidelity Aberdeen Street Trust, Fidelity Advisor Series I, Fidelity Advisor Series II, Fidelity Advisor Series IV, Fidelity Advisor Series VII, Fidelity Advisor Series VIII, Fidelity Beacon Street Trust, Fidelity Boylston Street Trust, Fidelity California Municipal Trust, Fidelity California Municipal Trust II, Fidelity Capital Trust, Fidelity Central Investment Portfolios LLC, Fidelity Central Investment Portfolios II LLC, Fidelity Charles Street Trust, Fidelity Colchester Street Trust, Fidelity Commonwealth Trust, Fidelity Concord Street Trust, Fidelity Congress Street Fund, Fidelity Contrafund, Fidelity Court Street Trust, Fidelity Court Street Trust II, Fidelity Covington Trust, Fidelity Destiny Portfolios, Fidelity Devonshire Trust, Fidelity Exchange Fund, Fidelity Financial Trust, Fidelity Fixed-Income Trust, Fidelity Garrison Street Trust, Fidelity Hanover Street Trust, Fidelity Hastings Street Trust, Fidelity Hereford Street Trust, Fidelity Income Fund, Fidelity Investment Trust, Fidelity Magellan Fund, Fidelity Massachusetts Municipal Trust, Fidelity Money Market Trust, Fidelity Mt. Vernon Street Trust, Fidelity Municipal Trust, Fidelity Municipal Trust II, Fidelity New York Municipal Trust, Fidelity New York Municipal Trust II, Fidelity Newbury Street Trust, Fidelity Oxford Street Trust, Fidelity Phillips Street Trust, Fidelity Puritan Trust, Fidelity Revere Street Trust, Fidelity School Street Trust, Fidelity Securities Fund, Fidelity Select Portfolios, Fidelity Summer Street Trust, Fidelity Trend Fund, Fidelity Union Street Trust, Fidelity Union Street Trust II, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (the "Fidelity Funds"), each of which is a Massachusetts business trust, Massachusetts limited liability company, Delaware business trust or Delaware limited liability company, as the case may be; that he is the Secretary of the Fidelity Funds; and that all action by shareholders, trustees, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Scott C. Goebel
Scott C. Goebel

EXHIBIT B-2

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of Fidelity Management & Research Company, a Massachusetts corporation; that he is the Senior Vice President and General Counsel of such company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Scott C. Goebel
Scott C. Goebel
Senior Vice President and General Counsel

EXHIBIT B-3

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of Strategic Advisers, Inc., a Massachusetts corporation; that he is the President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Boyce I. Greer
Boyce I. Greer
President

EXHIBIT B-4

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he/she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of Fidelity Service Company, Inc., a Massachusetts corporation; that he/she is the Senior Vice President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Timothy Lohe
Timothy Lohe
Senior Vice President
Fidelity Service Company, Inc.

EXHIBIT B-5

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he/she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of Fidelity Brokerage Services LLC, a Delaware limited liability company; that he/she is the Secretary of such company; and that all action by members, managers, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ David A. Forman
David A. Forman
Secretary
Fidelity Brokerage Services LLC

EXHIBIT B-6

Application pursuant to Sections 6(c), 17(b) and 17(d) of the

Investment Company Act of 1940 and Rule 17d-1 thereunder

for an Order of the Commission

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
COMMONWEALTH OF MASSACHUSETTS	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||
)|||||||||||||SS
COUNTY OF SUFFOLK	)|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c), 17(b) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder for an Order of the Commission dated November 5, 2010 for and on behalf of National Financial Services LLC, a Delaware limited liability company; that he is the President, Fidelity Capital Markets (a division of National Financial Services LLC); and that all action by members, managers, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||

/s/ Mark Haggerty
Mark Haggerty
President, Fidelity Capital Markets Services